EXHIBIT 99.1

Intermap Announces Definitive Agreement to Acquire PCI Geomatics Group

Brings together leading engineering teams focused on AI and algorithmic image processing at the sensor edge, installed in more than 500 in-orbit satellites and thousands of downstream workflows

Integrates dominant position in satellite image processing with world’s leading 3D elevation models to enable automated real-time downstream products, with assured positioning, data security, quality and sovereignty

Extends technology leadership in edge-enabled SAR, optical image and GEOID processing

Immediately accretive to commercial revenue growth, earnings, EBITDA and cash flow

DENVER, July 29, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies, a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with PCI Geomatics Group Inc. (“PCI,” aka. “CATALYST”) and Grenadier Investments Limited (“Grenadier”), a major shareholder of PCI. Pursuant to the Arrangement Agreement, Intermap will acquire all of the issued and outstanding shares in the capital of PCI (the “PCI Shares”) not already owned by Intermap by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). Intermap will use $11 million of cash to complete the transaction. A detailed description of the Arrangement Agreement will be contained in the Material Change Report that will be filed by Intermap on SEDAR+ and on EDGAR in accordance with applicable securities laws.

June McAlarey, President and CEO of PCI, will continue in her current role, and extend her duties as an Intermap Executive Vice President, responsible for the commercial business.

PCI is a leading provider of commercial geospatial image processing technologies, with more than 750 proprietary algorithms (across level 0-3 stages) delivered as cloud-native micro-services, supporting imagery from more than 500 satellites in-orbit, and embedded in thousands of workflows worldwide. Intermap has maintained a longstanding strategic and technology relationship with PCI, including an existing ownership position.

The Arrangement has been unanimously approved by the board of directors of both Intermap and PCI. Intermap has entered into voting support agreements with Grenadier and all of the directors and officers of PCI who hold PCI Shares, pursuant to which such shareholders have agreed to vote their PCI Shares in favor of the Arrangement.

A special meeting (the “PCI Meeting”) of the holders of PCI Shares (“PCI Shareholders”) will be held to vote on the Arrangement. Closing will occur thereafter upon satisfaction or waiver of all conditions, including required shareholder approval, court approval and customary closing conditions as set out in the Arrangement Agreement.

The acquisition integrates PCI’s industry-leading satellite and aerial image processing and micro-services with the world’s best commercially available digital elevation models. Customers can now benefit from automated, near real-time, AI-powered GEOINT analytics, that are mapping-grade at global-scale, from an integrated, secure, as-a-service or on-premises sensor-to-user platform.

Commercial downstream applications providing software and data as-a-service include high resolution wide area terrain and geoid mapping; insurance underwriting; vegetation management, subsidence and critical infrastructure monitoring; transportation, navigation, and logistics optimization. Defense and intelligence applications include solutions for advanced Positioning, Navigation and Timing; multi-domain situational awareness; automated object detection, feature extraction and tracking; and long-range beyond-line-of-sight remote navigation and targeting.

Together, the companies enable customers to transform raw, multi-domain Earth observation imagery into analysis-ready geospatial intelligence, with an integrated suite of sensor agnostic cloud-based applications, APIs, algorithms, micro-services and enterprise solutions. As satellite constellations and drones continue to proliferate and Earth observation data volumes increase exponentially, demand is shifting beyond image collection toward rapid automated processing, AI-powered analytics and the delivery of distributed decision-ready geospatial intelligence throughout the enterprise. The combined company offers a vertically integrated geospatial intelligence platform spanning data collection, image processing, orthorectification, mapping, feature extraction, foundation GEOINT, agentic AI and enterprise delivery. The solutions enable commercial, government and defense customers to consume data in formats, quantities and timelines that complement their existing workflows, reduce latency from sensor collection to actionable intelligence, while supporting interoperable multi-domain integration across land, air, sea and space.

Approximately 60% of pro forma revenue is expected to be generated from recurring commercial subscriptions and repeat contracted licenses, strengthening revenue visibility while increasing exposure to scalable, high-margin software and analytics services. The acquisition is expected to be immediately accretive to commercial revenue growth, EBITDA, earnings and cash flow.

“We are excited to welcome June McAlarey and her team of talented geospatial professionals to our team,” said Patrick A. Blott, Chairman and Chief Executive Officer of Intermap. “This acquisition represents a significant milestone in Intermap’s strategy to build the world’s leading platform for geospatial intelligence. As commercial satellite constellations continue to expand, the combination of proprietary 3D elevation data, advanced image processing, automated analytics and agentic AI creates an integrated platform positioned to capture long-term growth across commercial space, infrastructure, defense, intelligence, insurance, telecommunications and transportation markets. We are enabling faster production of analysis-ready imagery, enhanced edge processing, multi-sensor integration, GPS-resilient positioning applications and AI-powered decision support, delivered to the edge through scalable APIs, on-premises and subscription services. As demand shifts toward automated and autonomous geospatial intelligence and AI-powered decision support, Intermap is positioned to create lasting value for customers and shareholders.”

“This transaction extends our leadership in the space domain and optical image processing to allow our customers to process and analyze imagery from virtually any sensor, through an integrated engine and deliver near real-time AI-powered geospatial solutions at the edge, where they are needed to expand adoption,” added June McAlarey, President of PCI and EVP of Intermap. “Together, we reduce the time from sensor collection to produce actionable intelligence across land, air, sea and space for decision-makers, while expanding our own recurring revenue and strengthening our leadership across the Earth observation value chain.”

Arrangement Highlights

Consolidation of Ownership: As a current shareholder of PCI owning all of the Series B Preferred Shares and 3.3% of the Common Shares of PCI, the acquisition will result in a consolidation of ownership and the realization of one of Intermap’s strategic milestones to build the world’s leading platform for geospatial intelligence.

Enhanced Industry Positioning: The Arrangement integrates PCI’s industry-leading satellite and aerial image processing and micro-services with the world’s best commercially available digital elevation models. This combination will allow Intermap to offer its customers automated, near real-time, AI-powered GEOINT analytics, that are mapping-grade at global-scale, from an integrated, secure, as-a-service or on-premises sensor-to-user platform.

Immediate Accretion: The Arrangement is expected to increase Intermap’s recurring commercial subscriptions and repeat contracted licenses, strengthening revenue visibility while increasing exposure to scalable, high-margin software and analytics services. The acquisition is expected to be immediately accretive to commercial revenue growth, EBITDA, earnings and cash flow.

Long Term Value Creation: The Arrangement creates a differentiated geospatial intelligence platform with proprietary capabilities spanning sensor edge processing, image exploitation, orthorectification, foundation GEOINT, AI-powered analytics and enterprise delivery. The combined platform expands Intermap's addressable market, increases recurring commercial revenue, strengthens competitive differentiation and creates opportunities to accelerate innovation through a unified engineering organization and shared customer relationships.

Shareholder Approval

The Arrangement requires approval by:

  at least two-thirds of the votes cast by PCI Shareholders present in person or represented by proxy at the PCI Meeting, voting together as a single class; and
  a simple majority of the votes cast by PCI Shareholders present in person or represented by proxy at the PCI Meeting, excluding votes cast by Intermap and IITC Holdings Limited and any votes cast by other persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Intermap and IITC Holdings Limited control, directly or indirectly, 3,049,083 PCI Shares.

Shareholders holding an aggregate of 24,367,031 PCI Shares representing 81.25% of the PCI Shares entitled to vote at the Meeting (excluding the shares held by Intermap) have entered into voting support agreements.

Advisors
Norton Rose Fulbright Canada LLP is acting as legal counsel and Stifel is acting as financial advisor to the Company. Blake, Cassels & Graydon LLP is acting as legal counsel and KPMG Corporate Finance is acting as financial advisor to PCI.

Intermap Reader Advisory
Certain information provided in this news release, including reference to completion of the Arrangement, anticipated benefits of the Arrangement including anticipated revenue growth and accretion in EBITDA, earnings and cashflow, the enhanced industry position, and future growth opportunities constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings. In addition, completion of the Arrangement is subject to receipt of shareholder approval of PCI and court approvals, together with the satisfaction or waiver of certain conditions precedent to the Arrangement which are outside of the control of Intermap. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements, including the Arrangement, will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

About CATALYST (PCI Geomatics, Inc.)
PCI Geomatics Enterprises Inc. (DBA CATALYST) is a world-leading developer of software and systems for remote sensing, imagery processing, and photogrammetry. With 45 years of experience in the geospatial industry, CATALYST is recognized globally for its excellence in providing software for accurately and rapidly processing satellite and aerial imagery, with more than 30,000 licenses in over 150 countries worldwide.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266